September 6, 2024

Todd D. Macko
Chief Financial Officer
DSS, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

       Re: DSS, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 27, 2024
           File No. 001-32146
Dear Todd D. Macko:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Consolidated Statement of Operations, page 37

1. We note that you have significant impairments and losses on investments, investments in real estate and a provision for loan loss recorded in Other income (expense). Given that you operate businesses that generate investment income, provide loans, and operate real estate businesses, please tell us why you believe these amounts are appropriately classified outside of your operating loss. Additionally, it appears that the impairments of goodwill and intangible assets should be presented as part of operating loss. Please revise future filings accordingly.
Notes to the Audited Financial Statements
Note 2. Summary of Significant Accounting Policies, page 41

2. We note from your disclosure on page 41 that in May 2023 you distributed approximately
       280 shares of SHRG in the form of a dividend to the shareholders of DSS common stock and as a result, SHRG was deconsolidated from your consolidated financial statements.
 September 6, 2024
Page 2

       Please explain to us how you accounted for this transaction within your statement of
       changes in stockholders    equity including why you increased your
non-controlling interest
       in subsidiary as part of this transaction.
Item 9A - Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
70

3.     Please revise future filings to include a statement of management   s
responsibility for
       establishing and maintaining adequate internal control over financial reporting in accordance with Item 308(a)(1) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing